Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153135

SUPPLEMENT NO. 5
DATED MAY 17, 2011
TO THE PROSPECTUS DATED JANUARY 31, 2011
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated January 31, 2011 and Supplement No. 4 dated April 29, 2011.  Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose the following:

•	the status of our initial public offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended March 31, 2011; and

•	our unaudited financial statements and the notes thereto as of and for the three months ended March 31, 2011.

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share.  We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.  Our offering was suspended from November 17, 2010 until March 2, 2011 in connection with our determination to restate our audited financial statements for the year ended December 31, 2009 and our unaudited financial statements for the periods ended March 31, 2010 and June 30, 2010.

As of May 10, 2011, we had accepted aggregate gross offering proceeds of $7.1 million related to the sale of 762,289 shares of common stock, exclusive of DRP shares.  Accordingly, as of May 10, 2011, there are approximately 99,249,329 primary shares remaining for sale in this offering.  Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania or Ohio.  After we have accepted subscriptions totaling at least $50 million we expect to offer our shares to and admit investors in Ohio.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated see “Risk Factors” in our prospectus dated January 31, 2011 and in Supplement No. 4 dated April 29, 2011.

Overview

We are a Maryland corporation organized on July 25, 2008 that intends to elect to qualify as a REIT beginning with the taxable year ended December 31, 2010.

As of May 20, 2010 we had received gross offering proceeds sufficient to satisfy the minimum offering amount. Accordingly we broke escrow with respect to subscriptions received from all states in which our shares are currently being offered.  As of April 28, 2011 we had accepted aggregate gross offering proceeds of $6,926,747.  We will experience a relative increase in liquidity as we accept additional subscriptions for shares and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our assets.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional

F-1

funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

We intend to make an election to be taxed as a REIT under Section 856(c) of the Internal Revenue Code. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Results of Operations

The SEC declared the registration statement for this offering effective on October 15, 2009, and we retained Select Capital Corporation to serve as our dealer manager for the offering.  Our results of operations for the three months ended March 31, 2011 are not indicative of those expected in future periods as we are still in our organizational and development stage.

Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the apartment housing industry and real estate generally, which may be reasonably anticipated to have a material impact on the revenues or incomes to be derived from the operation of our assets.

Three months ended March 31, 2011 compared to three months ended March 31, 2010

As of March 31, 2011, we have acquired ownership interests in five joint ventures. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

We accounted for the acquisitions of our interests in properties through managing member LLCs in accordance with the provisions of the Consolidation Topic of the FASB ASC.  We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. We (a) evaluate the sufficiency of the total equity at risk, (b) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (c) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination. We would consolidate a venture that is determined to be a VIE if we were the primary beneficiary. Beginning January 1, 2010, a new accounting standard became effective and changed the method by which the primary beneficiary of a VIE is determined to a primarily qualitative approach whereby the variable interest holder, if any, that has the power to direct the VIE’s most significant activities is the primary beneficiary. To the extent that our joint ventures do not qualify as VIEs, we further assess the existence of a controlling financial interest under a voting interest model to determine whether the venture should be consolidated.

Under the equity method of accounting, our investments in the joint ventures are included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

The following table highlights some of our operating results and should be read along with the consolidated financial statements and the accompanying notes included in this report.

	Three Months Ended March 31,
	2011	2010	$ (Decrease) Increase
Expenses
Asset management and oversight fees to affiliates	$82,292	$27,422	$54,870
Acquisition costs to affiliates	-	56,525	(56,525)

General and administrative	2,162,685	74,221	2,088,464
Total expenses	2,244,977	158,168	2,086,809
Other operating activities
Equity in loss of unconsolidated joint ventures	(83,247)	(269,051)	(185,804)
Operating loss	(2,328,224)	(427,219)	1,901,005

Interest expense, net	85,457	50,138	35,319

Net loss	$(2,413,681)	$(477,357)	$1,936,324

Asset management and oversight fees to affiliates increased $54,870 from $27,422 for the three months ended March 31, 2010 period to $82,292 for the three months ended March 31, 2011.  The increase is due to the acquisitions made during 2010 and represents the asset management fee due, but unpaid, to the advisor.  We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

Acquisition costs to affiliates was zero for the three months ended March 31, 2011 as no acquisitions have occurred during the three months ended March 31, 2011.

General and administrative expenses increased $2,088,464 from $74,221 for the three months ended March 31, 2010 to $2,162,685 for the three months ended March 31, 2011. From January 1, 2009 through March 31, 2011, our advisor and its affiliates incurred $677,415 of operating expenses on our behalf.  We reimburse the advisor for all reasonable expenses incurred in connection with services provided to us, subject to the limitation that we will not reimburse any amount that would cause our total operating expenses at the end of the four preceding fiscal quarters to exceed the greater of 2% of our average invested assets or 25% of our net income.  Because operating expenses incurred directly by us exceeded the 2% threshold, the amount due to the advisor had not been recorded on our income statement as of December 31, 2010.  Further, $973,607 had been recorded as a receivable from the advisor for the excess operating expenses over the 2% threshold incurred directly by us as of December 31, 2010.  On March 22, 2011, our Board of Directors, including all of our independent directors, reviewed our total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter after) and an estimate of our total operating expenses for the four fiscal quarters to end March 31, 2011 and unanimously determined the excess amount to be justified because of the costs of operating a public company in our early stages of operating.  Upon this approval these costs, totaling $1,646,818, were expensed accounting for the largest component of the year over year increase.

Equity in loss of unconsolidated joint venture decreased by $185,804 from $269,051 in the 2010 period to $83,247 for the three months ended March 31, 2011.  This represents our ownership share of net income (loss) from our real estate investments as detailed in Note 4 (Equity Method Investments). The lower overall loss is due to acquisitions fees that were incurred during the three months ended March 31, 2010 and a full quarter of operating activity during 2011 for the properties acquired throughout 2010.

The table below reflects the components of the $83,247 loss:

	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Property Operating Results:
Rental revenue	$970,122	$492,834	$959,277	$646,773	$786,864	$3,855,870
Operating expenses	366,315	269,808	333,622	218,184	277,976	1,465,905
Net Operating Income (NOI)(1)	603,807	223,026	625,655	428,589	508,888	2,389,965
Interest Expense (2)	(331,110)	(148,854)	(395,438)	(190,696)	(230,111)	(1,296,209)
Depreciation and amortization	(260,394)	(127,326)	(274,049)	(371,561)	(511,476)	(1,544,806)
Net income (loss)	12,303	(53,154)	(43,832)	(133,668)	(232,699)	(451,050)
Net (income) loss attributable to JV partners	(8,039)	38,273	36,445	100,084	203,554	370,317
	4,264	(14,881)	(7,387)	(33,584)	(29,145)	(80,733)

Amortization of deferred financing costs paid on behalf of joint ventures	(1,097)	-	(579)	(321)	(517)	(2,514)
Equity in net income (loss) of unconsolidated joint ventures	$3,167	$(14,881)	$(7,966)	$(33,905)	$(29,662)	$(83,247)

(1)
We evaluate the performance of our properties based upon NOI, which is a non-Generally Accepted Accounting Principle (“GAAP”) supplemental financial measure.  We use NOI to evaluate the operating performance of our real estate and to make decisions concerning the operation of the property.  We believe that NOI is essential to the investor in understanding the value of income-producing real estate.  Net Income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses.  Additionally, NOI as defined by us may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

(2)	Aggregate debt service ratio of 1.84.

The following is a summary of our investments as of March 31, 2011.

Multifamily Community	Date Acquired	Number of Units	Our Ownership Interest in Property Owner	Occupancy %	NOI (1) (in thousands)	Debt Service Coverage Ratio
Springhouse at Newport News	12/03/2009	432	37.50%	92%	$604	1.82
The Reserve at Creekside Village	03/31/2010	192	23.31%	97%	$223	1.50
The Apartments at Meadowmont	04/09/2010	258	16.25%	95%	$626	1.58
The Estates at Perimeter	09/01/2010	240	25.00%	91%	$429	2.25
Gardens at Hillsboro Village	09/30/2010	201	12.50%	97%	$509	2.21
(1)	Please see table above for a reconciliation of our equity in net income (loss) of unconsolidated joint ventures to the NOI of our properties.

Interest expense increased $35,319 from $50,138 for the three months ended March 31, 2010 to $85,457 for the three months ended March 31, 2011 and relates to the affiliate loans for the joint venture investments acquired during 2010 and the borrowing on the line of credit in 2011.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, the dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with this offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf; however, our advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by us exceed 15% of gross proceeds from this offering. Through March 31, 2011, including shares issued through our distribution reinvestment plan, we had sold 708,677 shares in this offering for gross offering proceeds of $6,485,030 and recorded organization costs of $49,931, other offering costs of $1,548,777 and selling commissions and dealer manager fees of $593,429. In addition  our advisor has incurred on our behalf $2,286,474 of offering costs which will become payable as additional offering proceeds are raised to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds

Operating Expenses

Under our advisory agreement our advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs, utilities and information technology costs.  We do not, however, reimburse our advisor for personnel costs in connection with services for which our advisor receives acquisition, origination or disposition fees or for personnel costs related to the salaries of our executive officers.  From January 1, 2009 through March 31, 2011, our advisor and its affiliates incurred $677,415 of operating expenses on our behalf, which amount has not yet been reimbursed as of April 28, 2011.  Our charter limits our total operating expenses at the end of the four preceding fiscal quarters to the greater of (A) 2% of our average invested assets, or (B) 25% of our net income determined (1) without reductions for any additions to reserves for depreciations, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period, notwithstanding the above limitation, we may reimburse amounts in excess of the limitation if  a majority or our independent directors determines that such excess amounts were justified based on unusual and non-recurring factors.  Due to the limitations discussed above and because operating expenses incurred directly by us have exceeded the 2% threshold, the amount due to the advisor had not been recorded on our income statement as of December 31, 2010.  Further, as of December 31, 2010  $973,607 had been recorded as a receivable from the advisor for the excess operating expenses incurred directly by us over the 2% threshold.  On March 22, 2011, our Board of Directors, including all of our independent directors, reviewed our total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter after) and an estimate of our total operating expenses for the four fiscal quarters to end March 31, 2011 and unanimously determined the excess amounts to be justified because of the costs of operating a public company in our early stages of operating.  Upon this approval these costs, totaling $1,646,818, were expensed and $677,415 became a liability to us, payable to our advisor and its affiliates.  As of March 31, 2011 $4,204 has been reimbursed to our advisor and our advisor has agreed to defer further repayment of these costs until a later date.

Liquidity and Capital Resources

We are offering a maximum of $1,000,000,000 in shares and a minimum of $2,500,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers.  We also are offering up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share.

Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans or securities we acquire, and construction and development costs and the payment of our operating and administrative expenses, continuing debt service obligations and distributions to our stockholders. Generally, we will fund our acquisitions from the net proceeds of this offering. We intend to acquire our assets with cash and mortgage or other debt, but we may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in units of limited partnership interest in our operating partnership. Due to the delay between the sale of our shares and our acquisitions, there may be a delay in the benefits to our stockholders, if any, of returns generated from our investments.

We generally expect to meet our short-term liquidity requirements, such as our operating and administrative expenses, continuing debt service obligations and the payment of distributions, through net cash provided by operations and net proceeds raised in this offering.  Operating cash flow is expected to increase as additional investments are added to our portfolio.  We are continuing to raise proceeds in this offering; however, we suspended the offering on November 17, 2010 in order to restate certain of our financial statements and selling efforts did not recommence until March 2, 2011.  In order to fund general working capital while the offering was suspended, on January 20, 2011 we entered a loan agreement for a line of credit with an affiliate of our sponsor that permits us to borrow up to $500,000 and we have borrowed $150,000 as of April 25, 2011.  Our current corporate operating expenses exceed the cash flow received from our investments in real estate joint ventures.  If the rate at which we raise offering proceeds does not improve significantly, our general and administrative costs may remain higher relative to the size of our portfolio and we may be required to incur additional debt to fund our operations.  To the extent cash on hand is not sufficient to meet our short-term liquidity requirements, we expect to utilize credit facilities obtained from affiliates or unaffiliated third parties. Our sponsor has also agreed to defer payment of asset management fees, acquisition fees and operating and offering costs advanced on our behalf and current year reimbursable operating expenses through 2011 as well as to fund any remaining cash shortfall, as necessary. In addition as our sponsor has management control of the affiliates that are lenders to us and thus has the authority to extend the notes that have maturities in 2011, it has committed to extend such notes based on our ability to repay those obligations.

In addition, our policy is generally to pay distributions from cash flow from operations. However, some or all of our distributions to date have been paid from proceeds from this offering and may in the future be paid from additional sources, such as from borrowings, advances from our advisor, and our advisor’s deferral of its fees and expense reimbursements.  We expect to meet our long-term liquidity requirements, such as scheduled debt maturities and repayment of short-term financing of future property acquisitions, through long-term secured and unsecured borrowings.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow.

We are in the process of seeking regulatory approval to transfer the dealer manager duties for this offering from our current dealer manager, Select Capital Corporation, a third party, to Halcyon Capital Markets, LLC, our affiliate. An affiliate of our sponsor, BR Capital Markets, LLC currently owns a 90% interest in Halcyon Capital Markets, and the remaining 10% interest is owned by Halcyon Holdings, LLC. BR Capital Markets is 100% owned by R. Ramin Kamfar, a principal of our advisor. We believe that transitioning the offering from a third-party dealer manager to an affiliated dealer manager will provide us with certain benefits, that could lead to greater sales of shares; however, we can promise no assurances that the transition will increase sales in this offering. Halcyon Capital Markets is a Massachusetts limited liability company, headquartered at 5775 Wayzata Boulevard, Suite 960, Minneapolis, Minnesota, 55416. We expect that upon receipt of all required regulatory approvals, Halcyon Capital Markets will assume the role of dealer manager for the remainder of the offering period. We are currently negotiating the terms of the dealer manager agreement with Halcyon Capital Markets; however, we expect the terms would be substantially the same as our current dealer manager agreement with Select Capital Corporation.

Cash Flows From Operating Activities

As of March 31, 2011, we owned indirect equity interests in five real estate properties.  During the three months ended March 31, 2011, net cash used in operating activities was $18,644 and consisted of the following:

•	A net loss of $2,413,681;

This was offset by the following which increased our cash from operations:

•	Cash distributions received for our unconsolidated joint ventures of $301,465;

•	Increase in accounts payable and accrued liabilities of $239,626;

•	Increase in due to affiliates of $1,753,328; and

•	Non cash adjustments that increase our cash flow from operations:

o
loss in unconsolidated joint ventures of $83,247.  This amount includes our pro-rata share of (1) non cash adjustment for the depreciation and amortization at the property level and (2) any non-recurring acquisition costs incurred in the year we acquired our indirect equity interest in the property;

o	Non cash adjustment for director’s stock compensation of $11,250

Cash Flows From Investing Activities

Our cash used in investing for the three months ended March 31, 2011 was $36,066 for the additional capital needs related to our indirect equity interests in the real estate properties indicated above.

Cash Flows From Financing Activities

Our cash flows from financing consist primarily of proceeds from this offering (which offering we temporarily suspended from November 17, 2010 until March 2, 2011 in connection with our determination to restate certain of our financial statements) and proceeds from affiliate loans less distributions paid to our stockholders.

For the three months ended March 31, 2011, net cash provided by financing activities was $104,593 and consisted of the following:

•
$281,000 of gross offering proceeds related to this offering, net of (1) payments of commissions on sales of common stock and related dealer manager fees in the amount of $28,100, (2) and offering costs paid by us directly in the amount of $209,380;

•	$150,000 of proceeds from affiliate loans.

This was offset by $88,927 of net cash distributions, after giving effect to distributions reinvested by stockholders of $28,113.

Funds from Operations and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the NAREIT’s definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

            In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO"), which does not include one-time acquisition expenses to further evaluate our operating performance. We believe that MFFO with this adjustment, like those already included in FFO, is helpful in assisting management, investors and analysts assess the sustainability of our operating performance, and in particular, after our offering and acquisition stages are complete because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired.  Thus, MFFO provides helpful information relevant to evaluating the Company’s operating performance in periods in which there is no acquisition activity.

             In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Acquisition costs related to business combinations are to be expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.  In addition, it provides investors with information about our operating performance so they can better assess the sustainability of our operating performance after our offering and acquisition stages are completed.  Acquisition expenses include those incurred with our advisor or third parties. Table 1 presents our calculation of FFO and MFFO for the three months ended March 31, 2011 and 2010.

Because we have been raising capital in this offering since our inception, did not commence real estate operations until the end of 2009, and have made several additional equity investments in 2010, the results presented in Table 1 below are not directly comparable and should not be considered an indication of our historical operating performance.  Table 2 presents additional information about our MFFO on a property-level basis and presents our calculation of our pro-rata share of MFFO generated by our indirect equity interest in the properties for the three months ended March 31, 2011.

TABLE 1
	March 31, 2011	March 31, 2010
Net loss(1)	$(2,413,681)	$(477,357)
Add:
Pro rata share of unconsolidated JV depreciation and amortization (2)	322,636	239,842
FFO	(2,091,045)	(237,515)
Add:
Pro rata share of unconsolidated JV acquisitions costs (2)	-	89,104
Acquisition costs per statement of operations	-	56,525
MFFO	$(2,091,045)	$(91,886)
(1)
The net loss for the three months ended March 31, 2011 includes $1,646,818 of excess operating expenses approved by our Board of Directors on March 22, 2011 relating to our total operating expenses for the four fiscal quarters ended December 31, 2009 and the four fiscal quarters ended each quarter after through March 31, 2011.

(2)	This represents our share of depreciation and amortization expense and acquisition costs at the properties that we account for under the equity method of accounting.

Table 2

	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Equity in loss of unconsolidated JV	$ 3,168	$ (14,881)	$ (7,966)	$ (33,905)	$ (29,663)	$ (83,247)
Pro rata share of unconsolidated JV depreciation and amortization	95,428	29,291	43,567	91,090	63,260	322,636
	98,596	14,410	35,601	57,185	33,597	239,389
Affiliate loan interest (1)	(28,408)	-	(2,014)	(33,338)	(21,697)	(85,457)
Asset Management fees	(27,423)	(8,303)	(18,444)	(17,249)	(10,873)	(82,292)
Corporate operating expenses (2)	(628,489)	(95,868)	(444,670)	(584,880)	(408,778)	(2,162,685)

Consolidated MFFO	$ (585,724)	$ (89,761)	$ (429,527)	$ (578,282)	$ (407,751)	$ (2,091,045)

(1)	Affiliate notes payable to be paid from proceeds of the equity raise.

(2)
These expenses have been allocated amongst our portfolio based on the percentage of our investment in the joint venture to our total investments in joint ventures.  Corporate operating expenses include $1,646,818 of excess operating expenses approved by our Board of Directors on March 22, 2011 relating to our total operating expenses for the four fiscal quarters ended December 31, 2009 and the four fiscal quarters ended each quarter after through March 31, 2011.

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or MFFO the same way, so comparisons with other REITs may not be meaningful.  FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions.  Both FFO and MFFO should be reviewed in connection with other GAAP measurements.

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

•	Directors stock compensation of $11,250 and $23,125 was recognized for the three months ended March 31, 2011 and 2010, respectively.

•	Amortization of deferred financing costs paid on behalf of our joint ventures of approximately $2,514 and $1,097 was recognized for the three months ended March 31, 2011 and 2010, respectively.

Distributions

On January 13, 2011, our board of directors declared distributions of $0.00191781 per common share based on daily record dates for the period from January 13, 2011 through March 31, 2011. On March 22, 2011, our board of directors declared distributions of $0.00191781 per common share based on daily record dates for the period from April 1, 2011 through June 30, 2011. Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month. A portion of each distribution may constitute a return of capital for tax purposes. We intend to make regular cash distributions to our stockholders, typically on a monthly basis.  As current corporate operating expenses exceed cash flow received from our investments in real estate joint ventures we can make no assurance that our board of directors will continue to approve monthly distributions at the current rate; however the recently approved distributions and the distributions paid to date represent an amount that, if paid each month for a 12-month period, would equate to a 7.0% annualized rate based on a purchase price of $10.00 per share

Our board of directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time.  However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of funds from operations.

Distributions declared, cash flows from operations and FFO were as follows:

	Distributions Declared
Period	Cash	Reinvested	Total	Cash Flow from Operations	FFO
First Quarter 2011	$75,008	$42,530	$117,538	$(18,644)	$(2,091,046)

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes are critical.  We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Accounting for Joint Ventures

We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. We (a) evaluate the sufficiency of the total equity at risk, (b) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (c) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination. We would consolidate a venture that is determined to be a VIE if we were the primary beneficiary. Beginning January 1, 2010, a new accounting standard became effective and changed the method by which the primary beneficiary of a VIE is determined to a primarily qualitative approach whereby the variable interest holder, if any, that has the power to direct the VIE’s most significant activities is the primary beneficiary. To the extent that our joint ventures do not qualify as VIEs, we further assess the existence of a controlling financial interest under a voting interest model to determine whether the venture should be consolidated.

Under the equity method of accounting, our investments in the joint ventures are included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our majority-owned or controlled subsidiaries.  All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.  Investments in entities that are VIE’s and where we are not the primary beneficiary, do not control through majority voting interest or where the other owner has substantial participating rights are not consolidated and are reflected as investments in unconsolidated joint ventures under the equity method of accounting.

Off Balance Sheet Arrangements

Investments in Unconsolidated Joint Ventures

We have the following indirect equity interests in unconsolidated joint ventures that own and operate rental properties:

Property	Indirect Equity Interest in Property
Springhouse	37.50%

Creekside	23.31%
Meadowmont	16.25%
Augusta	25.00%
Hillsboro	12.50%

Our unconsolidated subsidiaries are primarily engaged in the management and operation of multifamily real estate properties.  The equity method of accounting (see Critical Accounting Policies) is used for these investments in which we have the ability to exercise significant influence, but not control, over operating and financial policies. As a result, the assets and liabilities of these joint ventures are not included on our balance sheet. Total assets of our unconsolidated subsidiaries were $135,732,776 as of March 31, 2011.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED BALANCE SHEETS

	As of
	(Unaudited) March 31, 2011	December 31, 2010
ASSETS

Investments in unconsolidated real estate joint ventures	$5,953,214	$6,301,860
Cash and cash equivalents	175,120	125,237
Due from affiliates	-	524,248
Other assets	76,558	82,679
TOTAL ASSETS	$6,204,892	$7,034,024

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Notes payable to affiliates	$4,984,578	$4,834,578
Accounts payable	487,478	219,686
Other accrued liabilities	233,329	261,495
Due to affiliates	1,229,080	-
Distributions payable	40,784	40,286

Total liabilities	6,975,249	5,356,045

Redeemable common stock	91,447	63,334

Stockholders' (deficit) equity
Preferred stock, $0.01 par value, 250,000,000 shares
authorized; none issued and outstanding	-	-
Common stock, $0.01 par value, 749,999,000 shares authorized;
708,677 and 677,618 shares issued and outstanding as of
March 31, 2011 and December 31, 2010, respectively	7,087	6,776
Nonvoting convertible stock, $0.01 par value per share;
1,000 shares authorized, issued and outstanding	10	10
Additional paid-in-capital, net of costs	4,641,103	4,586,644
Cumulative distributions and net losses	(5,510,004)	(2,978,785)

Total stockholders' (deficit) equity	(861,804)	1,614,645
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY	$6,204,892	$7,034,024

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended March 31,
	2011	2010
Expenses
Asset management and oversight fees to affiliates	$82,292	$27,422
Acquisition costs to affiliates	-	56,525
General and administrative	2,162,685	74,221

Total expenses	2,244,977	158,168

Other operating activities
Equity in loss of unconsolidated joint ventures (Note 4)	(83,247)	(269,051)

Operating loss	(2,328,224)	(427,219)

Other expense

Interest expense to affiliates, net	85,457	50,138

Net loss	$(2,413,681)	$(477,357)

Basic and diluted loss per share	$(3.62)	$(18.73)

Weighted average number of shares outstanding	666,596	25,483

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

	Convertible Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Cumulative Distributions	Net loss	Total Stockholders' (Deficit) Equity
Balance, January 1, 2010	1,000	$10	37,200	$372	$222,731	$-	$(438,921)	$(215,808)

Issuance of restricted stock, net			7,500	75	56,800			56,875
Issuance of common stock, net			632,918	6,329	4,370,447			4,376,776
Transfers to redeemable common stock					(63,334)			(63,334)
Distributions declared						(232,994)		(232,994)
Net loss							(2,306,870)	(2,306,870)
Balance, December 31, 2010	1,000	10	677,618	6,776	4,586,644	(232,994)	(2,745,791)	1,614,645

Issuance of restricted stock, net					11,250			11,250
Issuance of common stock, net			31,059	311	71,322			71,633
Transfers to redeemable common stock					(28,113)			(28,113)
Distributions declared						(117,538)		(117,538)
Net loss							(2,413,681)	(2,413,681)

Balance, March 31, 2011 (unaudited)	1,000	$10	708,677	$7,087	$4,641,103	$(350,532)	$(5,159,472)	$(861,804)

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For theThree Months Ended March 31,
	2011	2010
Cash Flows from Operating Activities
Net loss	$(2,413,681)	$(477,357)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Equity in loss of unconsolidated joint ventures	83,247	269,050
Distributions from unconsolidated real estate joint ventures	301,465	115,226
Share based compensation charge attributable to
director's stock compensation plan	11,250	23,125
Increase in due to affiliates	1,753,328	132,117
Decrease in other assets	6,121	-
Increase in accounts payable and other accrued liabilities	239,626	49,129
Net cash used in operating activities	(18,644)	111,290

Cash Flows from Investing Activities
Investment in unconsolidated real estate joint venture	(36,066)	(569,268)

Net cash used in investing activities	(36,066)	(569,268)

Cash Flows from Financing Activities
Distributions on common stock	(88,927)	-
Proceeds from notes payable	150,000	457,978
Issuance of common stock, net	43,520	-
Payment of offering costs	-	(50,000)
Net cash provided by financing activities	104,593	407,978

Net increase (decrease) in cash and cash equivalents	49,883	(50,000)

Cash and cash equivalents, beginning of period	125,237	186,863

Cash and cash equivalents, end of period	$175,120	$136,863

Supplemental Disclosure of Cash Flow Information:
Interest Paid	$68,420	$-

Supplemental Disclosure of Noncash Transactions:
Distributions payable	$40,784	$-

Distributions paid to common stockholders through common stock
issuances pursuant to the distribution reinvestment plan	$28,113	$-

See Notes to Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF BUSINESS

Bluerock Enhanced Multifamily Trust, Inc. (the “Company”) was incorporated on July 25, 2008 under the laws of the state of Maryland. If we meet the qualification requirements, we intend to elect to be treated as a real estate investment trust or REIT for Federal income tax purposes. We were incorporated to raise capital and acquire a diverse portfolio of residential real estate assets.  Our day-to-day operations are managed by Bluerock Enhanced Multifamily Advisor, LLC, or our advisor, under an advisory agreement.  The advisory agreement has a one-year term expiring October 14, 2011, and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. The use of the words “we,” “us” or “our” refers to Bluerock Enhanced Multifamily Trust, Inc. and its subsidiary Bluerock Enhanced Multifamily Holdings, L.P., or our operating partnership, except where the context otherwise requires.

On August 22, 2008, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of $1,000,000,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers and up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share (our “Initial Public Offering”).  The SEC declared our registration statement effective on October 15, 2009 and we have retained Select Capital Corporation to serve as the dealer manager of the Initial Public Offering.  The dealer manager is responsible for marketing our shares in the Initial Public Offering.  As of May 20, 2010, we had received gross offering proceeds sufficient to satisfy the minimum offering amount for the Initial Public Offering.  Accordingly, we broke escrow with respect to subscriptions received from all states in which our shares are currently being offered.  As of March 31, 2011, we had accepted aggregate gross offering proceeds of $6,485,030.

We intend to use substantially all of the net proceeds from the Initial Public Offering to invest in a diverse portfolio of real estate and real estate-related assets.  As of March 31, 2011, we own, through joint venture partnerships, five multifamily real estate properties discussed in detail in Note 3 (Investments in Real Estate).

Our offering was suspended from November 17, 2010 until March 2, 2011 in connection with our determination to restate certain of our financial statements.  On January 19, 2011 we filed the necessary restated financials and the Financial Industry Regulatory Authority (“FINRA”) and Select, our managing broker dealer, reinstated the Initial Public Offering effective March 2, 2011. These restatements resulted in substantial unanticipated costs in the form of accounting, legal fees, and similar professional fees, in addition to the substantial diversion of time and attention of our Chief Financial Officer and members of our accounting team in preparing the restatements. Although the restatement is complete, we can give no assurances that we will not incur additional costs associated with the restatements. If upon recommencement of our offering, the rate at which we raise offering proceeds does not improve significantly, our general and administrative costs may remain higher relative to the size of our portfolio, our portfolio may not be as diversified as it would be otherwise and we may need to seek additional sources of funding to address our short and long term liquidity requirements. Moreover, we cannot predict the impact of the restatement on our ability to increase sales.  To the extent cash on hand is not sufficient to meet our short-term liquidity requirements we expect to utilize credit facilities obtained from affiliates or unaffiliated third parties.  Our Sponsor has also agreed to defer payment of asset management fees, acquisition fees and operating and offering costs advanced on our behalf and current year reimbursable operating expenses through 2011 as well as to fund any remaining cash shortfall, as necessary.  In additions, as our sponsor has management control of the affiliates that are lenders to us and thus has the authority to extend the notes that have maturities in 2011, it has committed to extend such notes based on our ability to repay those obligations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

We operate as an umbrella partnership REIT structure in which our wholly owned subsidiary, Bluerock Enhanced Multifamily Holdings, L.P., a Delaware limited partnership, or wholly owned subsidiaries of our operating partnership, owns substantially all of the property interests acquired on our behalf.

Because we are the sole general partner of our operating partnership and have unilateral control over its management and major operating decisions (even if additional limited partners are admitted to our operating partnership), the accounts of our operating partnership are consolidated in our consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.  We will consider future majority owned and controlled joint ventures for consolidation in accordance with the provisions required by the Consolidation Topic of the Financial Accounting Standards Board (“FASB”) FASB Accounting Standards Codification (“ASC”).

Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP, have been condensed or omitted in accordance with such rules and regulations, although management believes the disclosures are adequate to prevent the information presented from being misleading.  In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included.  Operating results for the three months ended March 31, 2011, are not indicative of the results that may be expected for the year ending December 31, 2011.

The balance sheet at December 31, 2010, has been derived from the audited financial statements at that date, but does not include all of the information and disclosures required by GAAP for complete financial statements.  For further information refer to the financial statements and notes thereto included in our audited consolidated financial statements for the year ended December 31, 2010 contained in the Annual Report on Form 10-K filed with the SEC on March 31, 2011.

Joint Ventures

We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. We (a) evaluate the sufficiency of the total equity at risk, (b) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (c) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination. We would consolidate a venture that is determined to be a VIE if we were the primary beneficiary. The primary beneficiary of a VIE is determined whereby the variable interest holder, if any, that has the power to direct the VIE’s most significant activities is considered the primary beneficiary. To the extent that our joint ventures do not qualify as VIE’s we further assess the existence of a controlling financial interest under a voting interest model to determine whether the venture should be consolidated.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  At the property level these estimates include such items as purchase price allocation of real estate acquisitions, impairment of long-lived assets, depreciation and amortization and allowance for doubtful accounts.  Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.  There are no restrictions on the use of our cash as of March 31, 2011.

Deferred Financing Costs

Deferred financing fees, paid by us on behalf of our joint ventures, are recorded at cost within investments in unconsolidated real estate joint ventures and are amortized to equity in loss of unconsolidated joint ventures using a straight-line method that approximates the effective interest method over the life of the related joint venture debt.

Stock-Based Compensation

We account for stock-based compensation in accordance with the provisions of the Stock Compensation Topic of the FASB ASC. This topic established a fair value based method of accounting for stock-based compensation and requires the fair value of stock-based compensation awards to amortize as an expense over the vesting period and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes.  Stock-based compensation awards are valued at the fair value on the date of grant and are amortized as an expense over the vesting period.

Distribution Policy

We intend to elect to be taxed as a REIT and to operate as a REIT beginning with our taxable year ending December 31, 2010. To maintain our qualification as a REIT, we intend to make distributions each taxable year equal to at least 90% of our REIT annual taxable income (excluding net capital gains and income from operations or sales through a taxable REIT subsidiary, or TRS). We expect to authorize and declare daily distributions that will be paid on a monthly basis.

Distributions to stockholders will be determined by our board of directors and will be dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) and other considerations as our board of directors may deem relevant.

Concentration of Credit Risk

We invest our cash and cash equivalents among several banking institutions and money market accounts in an attempt to minimize exposure to any one of these entities.  We regularly monitor the financial stability of these financial institutions and believe that we are not exposed to any significant credit risk in cash and cash equivalents.

Related Party Transactions

Pursuant to the advisory agreement, we are obligated to pay our advisor specified fees upon the provision of certain services related to, the investment of funds in real estate and real estate-related investments, management of our investments and for other services (including, but not limited to, the disposition of investments). We are also obligated to reimburse our advisor for organization and offering costs incurred by our advisor on our behalf, and we are obligated to reimburse our advisor for acquisition and origination expenses and certain operating expenses incurred on our behalf or incurred in connection with providing services to us.   We record all related party fees as incurred, subject to any limitations described in the advisory agreement.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions and the dealer manager fee) were initially being paid by the advisor, the dealer manager or their affiliates on our behalf. These other organization and offering costs include all expenses to be paid by us in connection with our Initial Public Offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder and transfer agent; (iii) charges of the advisor for administrative services related to the issuance of shares in the Initial Public Offering; (iv) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (v) reimbursement to the advisor for costs in connection with preparing supplemental sales materials; (vi) the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers); (vii) reimbursement to the dealer manager for attendance and sponsorship fees and cost reimbursements for employees of the dealer manager to attend retail seminars conducted by broker-dealers; and (viii) in special cases, reimbursement to participating broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of the shares in the offering and the ownership of the shares by such broker-dealers’ customers. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse the advisor, the dealer manager or their affiliates, as applicable, for organization and offering costs paid by them on our behalf, provided that the advisor is obligated to reimburse us to the extent selling commissions, the dealer manager fee and other organization and offering costs incurred by us in the offering exceed 15% of gross offering proceeds.  As of March 31, 2011 and December 31, 2010, the advisor has incurred on our behalf organization and offering costs of $2,844,061 of which $507,656 has been reimbursed to the advisor. We met the minimum number of shares in our Initial Public Offering on May 20, 2010 and the costs paid by the advisor on our behalf became a liability to us to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the Initial Public Offering.  As of March 31, 2011, we had recognized  offering costs, other than selling commissions and dealer manager fees, of $1,548,777 of which $1,041,121 was incurred directly by us and $507,656 was reimbursed to the advisor.  As of December 31, 2010, we had recognized offering costs, other than selling commissions and dealer manager fees, of $1,339,397 of which $831,741 was incurred directly by us and $507,656 was reimbursed to the advisor and $49,931 of organizational costs.  When recorded by us, organization costs were expensed and offering costs, which include selling commissions and dealer manager fees, are charged to stockholders’ equity.

Operating Expenses

We reimburse the advisor for all reasonable expenses incurred in connection with services provided to us, subject to the limitation that we will not reimburse any amount that would cause our total operating expenses at the end of the four preceding fiscal quarters to exceed the greater of 2% of our average invested assets or 25% of our net income determined (1) without  reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period.  Notwithstanding the above, we may reimburse amounts in excess of the limitation if a majority of our independent directors determines such excess amount was justified based on unusual and non-recurring factors. If such excess expenses are not approved by a majority of our independent directors, our advisor must reimburse us at the end of the four fiscal quarters the amount by which the aggregate expenses during the period paid or incurred by us exceeded the limitations provided above.  We will not reimburse the advisor for personnel costs in connection with services for which the advisor receives acquisition, origination or disposition fees.  From January 1, 2009 through March 31, 2011, our advisor and its affiliates incurred $677,415 of operating expenses on our behalf, which amount has been recorded on our income statement for the period ended March 31, 2011, but has not yet been reimbursed to our advisor as of March 31, 2011 and December 31, 2010.  Due to the limitation discussed above and because operating expenses incurred directly by us exceeded the 2% threshold, the amount due to the advisor had not been recorded on our income statement as of December 31, 2010.  Further, $973,607 had been recorded as a receivable from the advisor as of December 31, 2010 for the excess operating expenses incurred directly by us over the 2% threshold.  On March 22, 2011, our Board of Directors, including all of our independent directors, reviewed our total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter after) and an estimate of our total operating expenses for the four fiscal quarters to end March 31, 2011 and unanimously determined the excess amount to be justified because of the costs of operating a public company in our early stage of operation.  Upon this approval these costs, totaling $1,646,818, were expensed and $677,415 became a liability to us, payable to our advisor and its affiliates.  As of March 31, 2011 $4,204 has been reimbursed to our advisor and our advisor has agreed to defer further repayment of these costs until a later date.

Selling Commissions and Dealer Manager Fees

We pay the dealer manager up to 7% and 2.6% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the distribution reinvestment plan. The dealer manager may re-allow all or a portion of sales commissions earned to participating broker-dealers. The dealer manager may re-allow, in its sole discretion, to any participating broker-dealer a portion of its dealer manager fee as a marketing fee.  As of March 31, 2011 and December 31, 2010, we have incurred $593,429 and $565,629, respectively, of selling commissions and dealer manager fees.

Acquisition and Origination Fees

We pay the advisor an acquisition fee equal to 1.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments. With respect to loan purchases, we pay an origination fee equal to 1.75% of the amount funded by us to acquire or originate mortgage, mezzanine, bridge or other loans, including any expenses related to such investments and any debt we use to fund the acquisition or origination of these loans. We do not pay acquisition fees with respect to investments in loans.  For the three months ended March 31, 2011 and March 31, 2010, we have incurred $0 and $56,525, respectively, of acquisition fees.

Asset Management and Oversight Fee

With respect to investments in real estate, we incur a monthly asset management fee payable to the advisor equal to one-twelfth of 1% of the higher of the cost or the value of each asset.  Cost equals the amount actually paid, excluding acquisition fees and expenses, to purchase each asset we acquire, including any debt attributable to the asset (including debt encumbering the asset after its acquisition), provided that, with respect to any properties we develop, construct or improve, cost will include the amount expended by us for the development, construction or improvement.  The value of an asset is the fair market value established by the most recent independent valuation report, without reduction for depreciation, bad debts or other non-cash reserves. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the cost or value of the underlying investment.  For the three months ended March 31, 2011 and March 31, 2010 we had incurred $82,292 and $27,422, respectively, of asset management and oversight fees.

Financing Fee

We pay the advisor a financing fee equal to 1% of the amount, under any loan or line of credit, made available to us.  For the three months ended March 31, 2011 and March 31, 2010, we had incurred $0 and $72,308, respectively, of financing fees

Independent Director Compensation

We pay each of our independent directors an annual retainer of $25,000. In addition, the independent directors are paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,000 for each committee meeting attended, (iii) $1,000 for each teleconference board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended.  All directors also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. In addition 5,000 shares of restricted stock were granted upon election to the board and 2,500 shares of restricted stock will be granted annually upon re-election to the board. Director compensation is an operating expense to us that is subject to the operating expense reimbursement obligation of the advisor discussed in Note 7, “Related Party Transactions.”

Income Taxes

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and intend to operate as such commencing with the taxable year ending December 31, 2010.  We expect to have little or no taxable income prior to electing REIT status.  To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.  If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT .

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted net loss per common share is computed by dividing net loss attributable to common shareholders by the sum of the weighted average number of common shares outstanding and any potential dilutive shares for the period.  Under the two-class method of computing earnings per share, net loss attributable to common shareholders is computed by adjusting net loss for the non-forfeitable dividends paid on non-vested restricted stock.

The following table reconciles the components of basic and diluted net loss per common share:
	Three Months Ended
	March 31, 2011	March 31, 2010
Net loss	$(2,413,681)	$(477,357)
Dividends on restricted stock expected to vest	(2,540)	-
Basic net loss attributable to common shareholders	(2,416,221)	(477,357)
Weighted average number of common shares outstanding	666,596	25,483
Potential dilutive shares (1)	-	-
Weighted average number of common shares outstanding and potential dilutive shares	666,596	25,483

(1)
Excludes 14,717 and 13,133 shares related to non-vested restricted stock for the three months ended March 31, 2011 and March 31, 2010, respectively.  Also excludes any dilution related to the 1,000 shares of convertible stock as the conversion would be anti-dilutive and currently there would be no conversion into common shares.

Reportable Segment

Our current business consists of investing in and operating multifamily communities. Substantially all of our consolidated net loss is from investments in real estate properties that we own through Co-Investment Ventures which we account for under the equity method of accounting.  We internally evaluate operating performance on an individual property level and view our real estate assets as one industry segment, and, accordingly, our properties will be aggregated into one reportable segment.

Fair Value Measurements

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The GAAP fair value framework uses a three-tiered approach.  Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are significant to the fair value measurement and unobservable.

Share Repurchase Plan and Redeemable Common Stock

We have adopted a share repurchase plan that may enable stockholders to sell their shares to us in limited circumstances.

There are several limitations on our ability to repurchase shares under the share repurchase plan:

•	We may not repurchase shares until the stockholder has held the shares for one year.

•
During any calendar year, the share repurchase plan limits the number of shares we may repurchase to those that we could purchase with the net proceeds from the sale of shares under the distribution reinvestment plan during the previous fiscal year.

•	During any calendar year, we may not repurchase in excess of 5% of the number of shares of common stock outstanding as of the same date in the prior calendar year.

Pursuant to the plan, we will initially repurchase shares at prices determined as follows:

•	The lower of $9.25 or the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or the price paid to acquire the shares from us for stockholders who have held their shares for at least four years

Our Board of Directors may amend or modify any provision of the plan at any time in its discretion without prior notice to participants. In the event that our Board of Directors amends, suspends or terminates the share repurchase plan, however, the Company will send stockholders notice of the change(s) following the date of such amendment, suspension or modification, and will disclose the change(s) in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate.

We record amounts that are redeemable under the share repurchase plan as redeemable common stock in the accompanying consolidated balance sheets because the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share repurchase plan is limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan during the prior fiscal year. However, because the amounts that can be repurchased in future periods are determinable and only contingent on an event that is likely to occur (e.g., the passage of time), we present the net proceeds from the current dividend reinvestment plan, net of current year redemptions, as redeemable common stock in the accompanying consolidated balance sheets.

We classify financial instruments that represent a mandatory obligation to us to repurchase shares as liabilities. When we determine we have a mandatory obligation to repurchase shares under the share repurchase plan we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

We limit the dollar value of shares that may be repurchased under the program as described above.  During the three months  ended March 31, 2011, we did not repurchase any shares pursuant to our share repurchase plan because of the restriction that during each calendar year redemptions are limited to the amount of net proceeds from the sale of shares under our distribution reinvestment plan during the prior calendar year and the restriction that shareholders hold their shares for one year.  June 1, 2010 was the first month that shares were issued under the distribution reinvestment plan.

Recently Issued Accounting Standards Updates

In November 2010, the FASB issued an update to its existing guidance on business combinations. This guidance requires a public entity that presents comparative financial statements to present in its pro forma disclosure the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period. In addition, this guidance expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2010, which for us is calendar year 2011. The guidance did not have an impact on our disclosures for the quarter ended March 31, 2011.

3.	INVESTMENTS IN REAL ESTATE

As of March 31, 2011, our portfolio consists of five properties acquired through unconsolidated joint ventures.  The following table provides summary information regarding our investments ($ in thousands).

Multifamily Community Name/Location	Approx. Rentable Square Footage	Number of Units	Date Acquired	Property Acquisition Cost(1)	Joint Venture Equity Investment Information		Approx. Annualized Base Rent (2)
					Amount of Our Investment	Our Ownership Interest in Property Owner		Average Annual Effective Rent Per Unit(3)	Approx. % Leased
Springhouse at Newport News/Newport News, Virginia	310,826	432	12/03/2009	$29,250	$1,730	37.50%	$4,230	$10	92%
The Reserve at Creekside Village/Chattanooga, Tennessee	211,632	192	03/31/2010	$14,250	$264	23.31%	$2,127	$10	97%
The Apartments at Meadowmont/Chapel Hill, North Carolina	296,240	258	04/09/2010	$36,960	$1,224	16.25%	$4,046	$16	95%
The Estates at Perimeter/ Augusta, Georgia	266,148	240	09/01/2010	$24,950	$1,610	25.00%	$2,920	$12	91%
Gardens at Hillsboro Village/Nashville, Tennessee	187,430	201	09/30/2010	$32,394	$1,125	12.50%	$3,283	$16	97%
				$137,804	$5,953		$16,606

(1)	Property Acquisition Cost excludes acquisition fees and closing costs.
(2)
Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases as of March 31, 2011 and does not take into account any rent concessions or prospective rent increases.

(3)	Annual effective rent per unit includes the effect of tenant concessions over the term of the lease.

4.	EQUITY METHOD INVESTMENTS

We accounted for the acquisitions of our interests in properties through managing member LLCs in accordance with the provisions of the Consolidation Topic of the FASB ASC.  Following is a summary of our ownership interest by property as of March 31, 2011.

Property	Joint Venture interest	Managing Member LLC interest	Indirect Equity Interest in Property
Springhouse	75.00%	50.00%	37.50%
Creekside	69.93%	33.33%	23.31%
Meadowmont	50.00%	32.50%	16.25%
Augusta	50.00%	50.00%	25.00%
Hillsboro	37.57%	33.27%	12.50%

We analyzed our interest in the managing member LLC to determine (a) if the LLC is a VIE, and (b) if so, if we are the primary beneficiary.

For Springhouse, Augusta and Hillsboro our contribution into the managing member LLC was funded through a loan from an affiliate who is another investor in the managing member LLC, thus our equity investment is not at risk. Since unanimous approval is required by all members to direct the activities that most significantly impact the managing member LLC’s economic performance, the holder of the equity investment at risk lacks that power and thus we concluded that the managing member LLC entities are VIE’s.  We are not the primary beneficiary because we do not have the power to direct the activities that most significantly impact the economic performance of the managing member LLC and would not be considered to be the investor that is most closely associated with the entity among the related party investors.  As a result, our investments are reflected as investments in unconsolidated joint ventures under the equity method of accounting.

For Creekside our initial contribution into the managing member LLC was funded through a loan from an affiliate and accounted for as discussed above, however on September 28, 2010  the loan was repaid and the managing member LLC was no longer considered a VIE.  We then analyzed the managing member LLC under a voting interest model and determined that the investment in the unconsolidated joint venture should be accounted for under the equity method as each member had an equal voting interest.

For Meadowmont our initial contribution into the managing member LLC on April 9, 2010 was funded through a loan from an affiliate who is another investor in the managing member LLC, but this was subsequently repaid on June 8, 2010. However, the voting rights of the investors are not proportional to their obligations to absorb the expected losses or their rights to receive the expected residual returns of the managing member and substantially all of the activities are done on behalf of the single related party group (all of the investors are part of a single related party group) thus this would cause the managing member LLC to be a VIE.  We are not the primary beneficiary because we do not have the power to direct the activities that most significantly impact the economic performance of the managing member LLC and would not be considered to be the investor that is most closely associated with the entity among the related party investors.  As a result our investment is reflected as an investment in unconsolidated joint ventures under the equity method of accounting.

The carrying amount of our investments in unconsolidated joint ventures was $5,953,214 and $6,301,860 as of March 31, 2011 and December 31, 2010, respectively.  Summary unaudited financial information for the operating properties, Balance Sheets as of March 31, 2011and December 31, 2010 and Operating Statements for the three months ended March 31, 2011 and the year ended December 31, 2010, is as follows:

Balance Sheet :	As of March 31, 2011	As of December 31, 2010
Real Estate, net of depreciation	$131,682,203	$133,126,052
Other assets	4,050,573	4,622,311
Total assets	$135,732,776	$137,748,363

Mortgage payable	$105,988,271	$106,016,772
Other current liabilities	1,610,404	1,789,209
Total liabilities	107,598,675	107,805,981

Stockholders’ equity	28,134,101	29,942,382
Total liabilities and stockholders’ equity	$135,732,776	$137,748,363

	Three Months Ended	Three Months Ended
	31-Mar-11	31-Mar-10

Operating Statement:
Rental revenues	$ 3,855,870	$ 943,328
Operating expenses	(1,465,905)	(452,725)
Income before debt service	2,389,965	490,603
Mortgage Interest	(1,296,208)	(331,110)
Acquisition costs	-	(183,553)
Depreciation and amortization	(1,544,806)	(638,482)
Net loss	(451,049)	(662,542)
Net loss attributable to JV partners	370,317	394,588
	(80,732)	(267,954)

Amortization of deferred financing costs paid on behalf of joint ventures	(2,515)	(1.097)
Equity in net loss of unconsolidated joint ventures	$ (83,247)	$ (269,051)

As discussed above, the investments in Springhouse, Meadowmont, Augusta and Hillsboro are considered VIEs and we are not the primary beneficiary.  These investments are accounted for as equity method investments and are included in the caption Investments in unconsolidated real estate joint ventures on the consolidated balance sheet.  The risks and rewards associated with our interest in these entities are based primarily on our ownership percentage.  Our maximum exposure to loss is equal to our investment balance which is $5,689,319 as of March 31, 2011.

5.	NOTES PAYABLE

On January 20, 2011, BEMT Meadowmont, LLC, a wholly owned subsidiary of our operating partnership (“BEMT Meadowmont”) entered into an agreement with Bluerock Special Opportunity + Income Fund II, an affiliate of our sponsor (“SOIF II”) for a line of credit represented by a promissory note (the “Note”).  Under the terms of the Note, BEMT Meadowmont may borrow, from time to time, up to $500,000, for general working capital.  The Note has a six-month term from the date of the first advance and matures on July 20, 2011.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan will be paid on a current basis from cash flow distributed to us from BR Meadowmont JV Member, LLC (the “Meadowmont JV Member”).  The Note is secured by a pledge of our indirect membership interest in the Meadowmont Property and a pledge of our direct membership interest in the Meadowmont JV Member.  On January 23, 2011 we borrowed $150,000.

In connection with our investment in the Springhouse joint venture, on December 3, 2009, BEMT Springhouse LLC, a wholly owned subsidiary of our operating partnership (“BEMT Springhouse”), entered into a loan agreement with Bluerock Special Opportunity + Income Fund (“BEMT Co-Investor”) pursuant to which BEMT Springhouse borrowed $2.8 million (the “BEMT Co-Investor Springhouse Loan”). The BEMT Co-Investor Springhouse Loan initially had a six-month term, maturing June 3, 2010, which was subsequently extended to December 3, 2010 and again to June 3, 2011.  A partial repayment in the amount of $1.1 million was made on June 23, 2010. It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. For the three month period ended March 31, 2011 and March 31, 2010, the interest rate on the BEMT Co-Investor Springhouse Loan was 7.00%. Interest on the loan will be paid on a current basis from cash flow distributed to us from BR Springhouse Managing Member, LLC (the “Springhouse Managing Member JV Entity”). The BEMT Co-Investor Springhouse Loan is secured by a pledge of our indirect membership interest in the Springhouse property and a pledge of BEMT Springhouse’s direct membership interest in the Springhouse Managing Member JV Entity.

In connection with our investment in the Augusta joint venture, on September 1, 2010, BEMT Augusta entered into a loan agreement with BEMT Co-Investor pursuant to which it borrowed $1.9 million (the “BEMT Co-Investor Augusta Loan”), in connection with the Augusta Property closing.  The BEMT Co-Investor Augusta Loan initially had a six-month term maturing February 28, 2011, which was subsequently extended to August 31, 2011.  The loan may be prepaid without penalty.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan is paid on a current basis from cash flow distributed to us from the Augusta Managing Member JV Entity.  The BEMT Co-Investor Augusta Loan is secured by a pledge of our indirect membership interest in the Augusta property and a pledge of BEMT Augusta’s direct membership interest in the Augusta Managing Member JV Entity.

In connection with our investment in the Hillsboro joint venture, on September 30, 2010, BEMT Hillsboro entered into a loan agreement with BEMT Co-Investor II pursuant to which it borrowed $1.3 million (the “BEMT Co-Investor II Hillsboro Loan).  The BEMT Co-Investor II Hillsboro Loan initially had a six-month term maturing March 31, 2011, which was subsequently extended to September 30, 2011.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan is paid on a current basis from cash flow distributed to us from the Hillsboro Managing Member JV Entity. The BEMT Co-Investor II Hillsboro Loan is secured by a pledge of our indirect membership interest in the Hillsboro property and a pledge of BEMT Hillsboro’s direct membership interest in the Hillsboro Managing Member JV Entity.

We expect to repay the Meadowmont, Springhouse, Augusta and Hillsboro notes upon maturity with the proceeds to be raised from the Initial Public Offering.  If we are unable to repay the principal amounts upon maturity, our sponsor, who has management control of the affiliates that are lenders to us and thus has the authority to extend the notes that have maturities in 2011, has committed to extend such notes based on our ability to repay those obligations.

6.	FAIR VALUE DISCLOSURE

As of March 31, 2011, we believe the carrying values of cash and cash equivalents and receivables and payables from affiliates approximate their fair values based on their highly-liquid nature and/or short-term maturities, including prepayment options.  As of March 31, 2011 and December 31, 2010, we had no significant assets or liabilities measured at fair value on a recurring or nonrecurring basis.  We estimate fair values for financial instruments based on interest rates with similar terms and remaining maturities that management believes we could obtain.

7.	RELATED PARTY TRANSACTIONS

In connection with our investments we entered into loan agreements with BEMT Co-Investor and BEMT Co-Investor II, the terms of which are described above in Note 5 (Notes Payable).

As of March 31, 2011, $2,844,061 of organizational and offering costs have been incurred on our behalf. We are liable to reimburse these costs only to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the offering.  When recorded by us, organizational costs are expensed and third-party offering costs are charged to shareholders’ equity.  Organizational and offering costs will be reimbursed from the gross proceeds of the Initial Public Offering.  As of March 31, 2011, $49,931 of organizational costs were expensed in 2010 and $1,548,777 million of offering costs have been charged to shareholders equity.

The advisor performs its duties and responsibilities as our fiduciary under an advisory agreement. The advisory agreement has a one-year term expiring October 14, 2011, and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. The advisor conducts our operations and manages our portfolio of real estate and real estate-related investments under the terms of the advisory agreement.  Certain of our affiliates will receive fees and compensation in connection with the Initial Public Offering, and the acquisition, management and sale of our real estate investments

We pay our advisor a monthly asset management fee for the services it provides pursuant to the advisory agreement. The asset management fee  equals one-twelfth of 1.0% of the higher of the cost or the value of each asset, where (A) cost equals the amount actually paid, excluding acquisition fees and expenses, to purchase each asset it acquires, including any debt attributable to the asset (including any debt encumbering the asset after acquisition), provided that, with respect to any properties we develop, construct or improve, cost will include the amount expended by us for the development, construction or improvement, and (B) the value of an asset is the value established by the most recent independent valuation report, if available, without reduction for depreciation, bad debts or other non-cash reserves.  For these purposes, “invested capital” means the original issue price paid for the shares of our common stock reduced by prior distributions identified as special distributions from the sale of our asset.  The asset management fee will be based only on the portion of the cost or value attributable to our investment in an asset if we do not own all of an asset.

The advisor receives 1.75% of the purchase price of a property or investment for its services in connection with the investigation, selection, sourcing, due diligence and acquisition of that property or investment. The purchase price of a property or investment will equal the amount paid or allocated to the purchase, development, construction or improvement of a property, inclusive of expenses related thereto, and the amount of debt associated with such real property or investment. The purchase price allocable for joint venture investments will equal the product of (1) the purchase price of the underlying property and (2) our ownership percentage in the joint venture. We will pay the advisor an origination fee in lieu of an acquisition fee for services in connection with the investigation, selection, sourcing, due diligence, and acquisition of mortgage, subordinated, bridge or other loans of 1.75% of the principal amount of the borrower’s loan obligation or of the purchase price of any loan we purchase including third- party expenses.

The advisor also receives a financing fee equal to 1% of the amount, under any loan or line of credit, made available to us. The advisor may re-allow some or all of this fee to reimburse third parties with whom it may subcontract to procure such financing for us. In addition, to the extent the advisor provides a substantial amount of services in connection with the disposition of one or more of our properties or investments (except for securities that are traded on a national securities exchange), the advisor will receive fees equal to the lesser of (A) 1.5% of the sales price of each property or other investment sold or (B) 50% of the selling commission that would have been paid to a third-party broker in connection with such a disposition. In no event may disposition fees paid to the advisor or its affiliates and unaffiliated third parties exceed in the aggregate 6% of the contract sales price. In addition to the fees payable to the advisor, we reimburse the advisor for all reasonable expenses incurred in connection with services provided to us, subject to the limitation that we will not reimburse any amount that would cause our total operating expenses at the end of the four preceding fiscal quarters to exceed the greater of 2% of our average invested assets or 25% of our net income determined (1) without  reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period.  Notwithstanding the above, we may reimburse amounts in excess of the limitation if a majority of our independent directors determines such excess amount was justified based on unusual and non-recurring factors. If such excess expenses are not approved by a majority of our independent directors, our advisor must reimburse us at the end of the four fiscal quarters the amount by which the aggregate expenses during the period paid or incurred by us exceeded the limitations provided above.  We will not reimburse the advisor for personnel costs in connection with services for which the advisor receives acquisition, origination or disposition fees.  From January 1, 2009 through March 31, 2011, our advisor and its affiliates incurred $677,415 of operating expenses on our behalf, which amount has been recorded on our income statement for the period ended March 31, 2011, but has not yet been reimbursed to our advisor as of March 31, 2011 and December 31, 2010.  Due to the limitation discussed above and because operating expenses incurred directly by us exceeded the 2% threshold, the amount due to the advisor had not been recorded on our income statement as of December 31, 2010.  Further, $973,607 had been recorded as a receivable from the advisor as of December 31, 2010 for the excess operating expenses incurred directly by us over the 2% threshold.  On March 22, 2011, our Board of Directors, including all of our independent directors, reviewed our total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter after) and an estimate of our total operating expenses for the four fiscal quarters to end March 31, 2011 and unanimously determined the excess amount to be justified because of the costs of operating a public company in our early stage of operation.  Upon this approval these costs, totaling $1,646,818, were expensed and $677,415 became a liability to us, payable to our advisor and its affiliates.  As of March 31, 2011 $4,204 has been reimbursed to our advisor and our advisor has agreed to defer further repayment of these costs until a later date.

We have issued 1,000 shares of convertible stock, par value $0.01 per share to our advisor. The convertible stock will convert to shares of common stock if and when: (A) we have made total distributions on the then outstanding shares of our common stock equal to the original issue price of those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares or (B) subject to specified conditions, we list our common stock for trading on a national securities exchange. A “listing” will be deemed to have occurred on the effective date of any merger of the Company in which the consideration received by the holders of our common stock is the securities of another issuer that are listed on a national securities exchange. Upon conversion, each share of convertible stock will convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) our “enterprise value” (as defined in our charter) plus the aggregate value of distributions paid to date on the outstanding shares of our common stock over the (2) aggregate purchase price paid by the stockholders for those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares, divided by (B) our enterprise value divided by the number of outstanding shares of common stock, in each case calculated as of the date of the conversion. In the event an event triggering the conversion occurs after the advisory agreement with the advisor is not renewed or terminates (other than because of a material breach by the advisor), the number of shares of common stock the advisor will receive upon conversion will be prorated to account for the period of time the advisory agreement was in force.

We may pay Bluerock REIT Property Management, LLC, a wholly owned subsidiary of the advisor, a property management fee equal to 4% of the monthly gross income from any properties it manages. In general, we contract property management services for certain properties directly to non-affiliated third parties, in which event we will pay the advisor an oversight fee equal to 1% of monthly gross revenues of such properties.

All of our executive officers and some of our directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the advisor and other Bluerock-affiliated entities.  As a result, they owe fiduciary duties to each of these entities, their members and limited partners and investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders.

Some of the material conflicts that the advisor or its affiliates face are: 1) the determination of whether an investment opportunity should be recommended to us or another Bluerock-sponsored program or Bluerock-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company, other Bluerock-sponsored programs and Bluerock-advised investors, and the activities in which they are involved; 3) the fees received by the advisor and its affiliates in connection with transactions involving the purchase, origination, management and sale of investments regardless of the quality of the asset acquired or the service provided us; and 4) the fees received by the advisor  and its affiliates in connection with the Initial Public Offering.

Pursuant to the terms of the advisory agreement, summarized below are the related-party costs incurred by us for the three months ended March 31, 2011, and any related amounts payable as of March 31, 2011:

	Incurred	Payable as of
	Three months ended March 31, 2011	March 31, 2011
Asset Management and Oversight Fees	$82,292	$314,868
Acquisitions Fees	-	81,776
Financing Fees	-	14,491
Reimbursable Operating Expenses	1,189,078	673,211
Reimbursable Organizational Costs	-	49,931
Other	112,809	94,803
Total	$1,384,179	$1,229,080

In addition to the amounts incurred by the Company as shown above, our advisor has incurred on our behalf $2,286,474 of offering costs which will become payable as additional offering proceeds are raised to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds

8.	STOCKHOLDERS’ EQUITY

Common Stock

We are offering and selling to the public up to 100,000,000 shares of our $.01 par value common stock for $10.00 per share, with discounts available for certain categories of purchasers. We are also offering up to 30,000,000 shares of our $.01 par value common stock to be issued pursuant to our distribution reinvestment plan at $9.50 per share.

Convertible Stock

We have issued to our advisor 1,000 shares of our convertible stock for an aggregate purchase price of $1,000. Upon certain conditions, the convertible stock will convert to shares of common stock with a value equal to 15% of the excess of (i) our enterprise value (as defined in our charter) plus the aggregate value of distributions paid to stockholders over (ii) the aggregate purchase price paid by stockholders for our shares plus a 8% cumulative, non-compounded, annual return on the original issue price paid for those outstanding shares.

Equity Compensation Plan

We have adopted the Bluerock Enhanced Multifamily Trust, Inc. Long Term Incentive Plan, which we refer to as the Incentive Plan, in order to enable us to (1) provide an incentive to our employees, officers, directors, and consultants and employees and officers of our advisor to increase the value of our common stock, (2) give such persons a stake in our future that corresponds to the stake of each of our stockholders, and (3) obtain or retain the services of these persons who are considered essential to our long-term success, by offering such persons an opportunity to participate in our growth through ownership of our common stock or through other equity-related awards. We intend to issue awards only to our independent directors under our Incentive Plan (which awards will be granted under the independent director’s compensation plan).  We have reserved and authorized an aggregate number of 2,000,000 shares of our common stock for issuance under the Incentive Plan.

Stock-based Compensation for Independent Directors

Our independent directors received an automatic grant of 5,000 shares of restricted stock on the effective date of the Initial Public Offering and will receive an automatic grant of 2,500 shares of restricted stock when such directors are reelected at each annual meeting of our stockholders thereafter. Each person who thereafter is elected or appointed as an independent director will receive an automatic grant of 5,000 shares of restricted stock on the date such person is first elected as an independent director and an automatic grant of 2,500 shares of restricted stock when such director is reelected at each annual meeting of our stockholders thereafter. To the extent allowed by applicable law, the independent directors will not be required to pay any purchase price for these grants of restricted stock. The restricted stock will vest 20% at the time of the grant and 20% on each anniversary thereafter over four years from the date of the grant. All restricted stock may receive distributions, whether vested or unvested. The value of the restricted stock to be granted is not determinable until the date of grant. During the three months ended March 31, 2011, no shares of restricted stock have been granted to the three independent directors.

A summary of the status of our non-vested shares as of March 31, 2011, and changes during the three months ended March 31, 2011, is presented below:

Non Vested shares	Shares	Weighted average grant-date fair value
Balance at January 1, 2011	13,188	$131,875
Granted	-	-
Vested	(1,125)	(11,250)
Forfeited	-	-
Balance at March 31, 2011	12,063	$120,625

At March 31, 2011, there was $120,625 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a period of four years. The total fair value of shares vested during the three months ended March 31, 2011 was $11,250.

We currently use authorized and unissued shares to satisfy share award grants.

Distributions

We paid our first distribution effective June 1, 2010.  Distributions, including distributions paid by issuing shares under the distribution reinvestment plan, for the three months ended March 31, 2011 were as follows:

	Distributions
2011	Declared	Paid
First Quarter	$117,538	$117,040

Distributions are calculated based on stockholders of record each day during the period at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

9.	ECONOMIC DEPENDENCY

We are dependent on the advisor for certain services that are essential to us, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of our real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, we will be required to obtain such services from other sources.

10.	SUBSEQUENT EVENTS

Status of the Offering

For the period April 1, 2011 through April 28, 2011, we sold approximately 45,704 shares of common stock for gross proceeds of $441,717 including issuances through our distribution reinvestment plan

We are in the process of seeking regulatory approval to transfer the dealer manager duties for our Initial Public Offering from our current dealer manager, Select Capital Corporation, a third party, to Halcyon Capital Markets, LLC, our affiliate. An affiliate of our sponsor, BR Capital Markets, LLC currently owns a 90% interest in Halcyon Capital Markets, and the remaining 10% interest is owned by Halcyon Holdings, LLC. BR Capital Markets is 100% owned by R. Ramin Kamfar, a principal of our advisor. We believe that transitioning the offering from a third-party dealer manager to an affiliated dealer manager will provide us with certain benefits, that could lead to greater sales of shares; however, we can promise no assurances that the transition will increase sales in the Initial Public Offering. Halcyon Capital Markets is a Massachusetts limited liability company, headquartered at 5775 Wayzata Boulevard, Suite 960, Minneapolis, Minnesota, 55416. We expect that upon receipt of all required regulatory approvals, Halcyon Capital Markets will assume the role of dealer manager for the remainder of the offering period. We are currently negotiating the terms of the dealer manager agreement with Halcyon Capital Markets; however, we expect the terms would be substantially the same as our current dealer manager agreement with Select Capital Corporation.

Distributions Paid

Distributions Declared Daily For Each Day in Month Listed	Date Paid	Total Distributions	Cash Distributions	Dollar amount of Shares Issued pursuant to the distribution reinvestment plan
March 2011	April 1, 2011	$40,784	$26,367	$14,417
April 2011	May 2, 2011	$42,344	$27,073	$15,271